FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Fourth Investor Conference of Telefonica Group	3

Telefonica, S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following:

On April 25th and 26th, 2005, Telefonica Group will host its Fourth Investor Conference in the city of Barcelona. Over these two days the Company will discuss outlook, strategy and major business segments.

AGENDA & PRESENTATIONS

Monday, April 25th, 2005

11.00 a.m. Cesar Alierta

Executive Chairman and CEO of Telefonica Group

12.00 a.m. Julio Linares

Executive Chairman of Telefonica de España

1.15 p.m. Lunch

3.15 p.m. Jose Maria Alvarez - Pallete

Executive Chairman of Telefonica Latinoamerica

4.30 p.m. End of session. Opportunity to visit the demonstration area

Official Dinner

Tuesday, April 26th, 2005

9.00 a.m. Antonio Viana - Baptista

Executive Chairman of Telefonica Moviles

10.30 a.m. Coffee Break

11.00 a.m. Santiago Fernandez Valbuena

CFO and General Manager of Shared Resources of Telefonica Group

12.00 p.m. Cesar Alierta

Executive Chairman and CEO of Telefonica Group

12.15 p.m. Joint Q & A session

1.00 p.m. End on conference and Cocktail.

All the presentations will be available to investors and shareholders at the Company's website: http://www.telefonica.es/barcelona2005/eng.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 25th, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors